Exhibit 5.8

To: Tomkins, Inc. and Tomkins, LLC 1551 Wewatta Street Denver, Colorado 80202 United States

Allen & Overy

Level 7, Gold Fields House

1 Alfred Street

Sydney NSW 2000

Australia

PO Box R1256

Royal Exchange

Sydney NSW 1225

Tel                  +61 (0)2 9373 7700

Direct             +61 (0)2 9373 7745

Angela.Flannery@allenovery.com

21 October 2011

Dear Sirs

Indenture dated as of 29 September 2010, as supplemented – Senior Secured Second Lien Notes

In providing this opinion, we have acted as special counsel to Tomkins, Inc. (formerly Pinafore, Inc.), a Delaware limited liability company and Tomkins, LLC (formerly, Pinafore, LLC), a Delaware corporation (Issuers), in connection with their issuance of US$1,150,000,000 aggregate principal amount of 9% Senior Secured Second Lien Notes due 2018 (Notes) and the guarantees of the Notes (Guarantees) by the Issuers under an Indenture dated as of September 29, 2010, as supplemented by the First Supplemental Indenture dated as of 18 November 2010, the Second Supplemental Indenture dated as of 21 December 2010, the Third Supplemental Indenture dated as of 23 December 2010, the Fourth Supplemental Indenture dated as of 20 January 2011, the Fifth Supplemental Indenture dated as of 23 February 2011, the Sixth Supplemental Indenture dated as of 24 February 2011 and the Seventh Supplemental Indenture dated as of 3 March 2011 (Indenture) entered into among the Issuers, the Note Guarantors named therein, and Wilmington Trust FSB, as trustee (Trustee) and collateral agent, and pursuant to a registration statement on Form F-4 under the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission (Commission) on June 24, 2011 (Registration Statement).

Terms defined in the Indenture, have, unless otherwise defined in this opinion or the context otherwise requires, the same meanings when used in this opinion.

We have not investigated the laws of any jurisdiction other than the laws of the State of Western Australia, the State of New South Wales and the federal laws of the Commonwealth of Australia as they apply in the State of Western Australia or the State of New South Wales (together, the Relevant Jurisdictions) and this opinion is given only with respect to the laws of the Relevant Jurisdictions (Relevant Laws). Relevant Courts has a corresponding meaning.

This opinion is to be construed in accordance with, and our liability under it will be determined under, the laws of the State of New South Wales.

Allen & Overy is affiliated with Allen & Overy LLP, a limited liability partnership registered in England and Wales with registered office at One Bishops Square London E1 6AD.

Allen & Overy LLP or an affiliated undertaking has an office in each of: Abu Dhabi, Amsterdam, Antwerp, Athens, Bangkok, Beijing, Bratislava, Brussels, Bucharest (associated office), Budapest, Doha, Dubai, Düsseldorf, Frankfurt, Hamburg, Hong Kong, Jakarta (associated office), London, Luxembourg, Madrid, Mannheim, Milan, Moscow, Munich, New York, Paris, Perth, Prague, Riyadh (associated office), Rome, São Paulo, Shanghai, Singapore, Sydney, Tokyo and Warsaw.

1.	DOCUMENTS, ASSUMPTIONS AND QUALIFICATIONS

We have examined and relied on the documents listed in Schedule 1 and make the assumptions and qualifications set out in Schedule 2.

2.	OPINION

Based upon and subject to the assumptions, qualifications and other matters referred to in this opinion and subject to any matters not disclosed to us, we are of the opinion that, so far as the laws of the Relevant Jurisdictions are concerned:

(a)	Status Gates Engineering & Services Australia Pty Ltd (Australian Guarantor) is registered and validly existing under the laws of the Relevant Jurisdictions.

(b)	Power and Authority The Australian Guarantor has the corporate power to execute, deliver and perform its obligations under the agreement entitled “Fourth Supplemental Indenture” dated 20 January 2011 between the Australian Guarantor, the Trustee and others (Supplemental Indenture), and the execution, delivery and performance of the Supplemental Indenture by the Australian Guarantor has been duly authorised by all necessary corporate action.

(c)	Legal, valid and binding The obligations expressed to be imposed on the Australian Guarantor under the Supplemental Indenture are the legal, valid and binding obligations of the Australian Guarantor enforceable against the Australian Guarantor in accordance with its terms.

3.	BENEFIT

This opinion, subject to the following paragraph, may be relied upon by you and by persons entitled to rely upon it pursuant to the applicable provisions of the Securities Act of 1933, as amended (the Act).

This opinion also may be relied upon by Latham & Watkins LLP solely in connection with the issuance of its opinion letter in connection with the Registration Statement, and any amendments thereto, including any post-effective amendments to be filed by the Issuers with the Commission under the Act.

We consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement by the Issuers and the Note Guarantors.

Yours faithfully

/s/ Allen & Overy

SCHEDULE 1: DOCUMENTS REVIEWED

We have examined and relied on original or copies, certified or otherwise identified to our satisfaction, of the documents listed below:

(a)	a PDF copy of the Indenture, in the form executed on 29 September 2010;

(b)	a PDF copy of the Supplemental Indenture; and

(c)	a certificate dated 20 January 2011 of the Australian Guarantor, executed by Neil Anthony Ferguson, as the sole director and sole company secretary of the Australian Guarantor, attaching:

(i)	the constitution of the Australian Guarantor;

(ii)	the Australian Securities & Investments Commission (ASIC) certificate of registration of the Australian Guarantor;

(iii)	an extract of resolutions of the board of directors of the Australian Guarantor passed on 10 December 2010; and

(iv)	an ASIC Form 2602, Notification of financial assistance details, of the Australian Guarantor dated 5 November 2010.

On 21 October 2011, at approximately 9.25 am, we carried out an online computer search (ASIC Search) of the records at ASIC in respect of the Australian Guarantor. These records are not necessarily up-to-date or complete. We have not reviewed or obtained copies of any documents lodged by the Australian Guarantor with respect to the appointment of any directors or company secretaries of the Australian Guarantor or with respect to any other matter relating to the Australian Guarantor.

Except as stated above we have not examined any contracts, instruments or other documents entered into by or affecting the Australian Guarantor or any corporate records of the Australian Guarantor and have not made any other enquiries or searches (public or otherwise) concerning the Australian Guarantor or any of the assets of the Australian Guarantor.

SCHEDULE 2: ASSUMPTIONS AND QUALIFICATIONS

1.	ASSUMPTIONS

In giving this opinion, we have assumed:

(a)	that the Australian Guarantor is solvent (meaning that it is able to pay all its debts as and when they become due and payable) at the time of, and immediately after, entry into the Supplemental Indenture. We have also assumed that no transaction in connection with the Supplemental Indenture constitutes an “insolvent transaction” or an “unfair loan” within the meaning of section 588FC or 588FD of the Corporations Act 2001 (Cth) (Corporations Act) or an “uncommercial transaction” within the meaning of section 588FB of the Corporations Act or an “unreasonable director related transaction” within the meaning of section 588FDA of the Corporations Act;

(b)	that no administrator, liquidator, Controller (as defined in the Corporations Act) or similar official has been appointed to the Australian Guarantor or in respect of any of the assets of the Australian Guarantor (and no steps have been taken to appoint any such person, including by passing a resolution or otherwise), and the Australian Guarantor has not obtained any protection from any of its creditors under any law applicable to the Australian Guarantor. The ASIC Search did not disclose any filings in respect of these matters;

(c)	that each of the assumptions specified in section 129 of the Corporations Act is correct in relation to the Australian Guarantor, the entry by the Australian Guarantor into the Supplemental Indenture and the performance of its obligations under the Supplemental Indenture;

(d)	that execution of the Supplemental Indenture by the Australian Guarantor occurred in Western Australia;

(e)	the genuineness of all signatures, seals, dates and markings;

(f)	the authenticity and completeness of all documents submitted to us as originals;

(g)	the conformity to original documents of all documents submitted to us as copies (whether photocopies, certified copies, facsimile copies or electronic copies);

(h)	that the Australian Guarantor entered into the Supplemental Indenture in good faith in the best interests of the Australian Guarantor (or, where permitted under section 187 of the Corporations Act, any holding company of the Australian Guarantor), for a proper purpose and the officers of the Australian Guarantor properly performed all of their duties to the Australian Guarantor in connection with the Supplemental Indenture;

(i)	that all authorisations, filings, registrations or other requirements of government, judicial or public bodies and authorities required under any law (including any Relevant Law) for any party (other than, under any Relevant Law, the Australian Guarantor) to enter into the Supplemental Indenture or perform any of its obligations under the Supplemental Indenture have been obtained, remain valid and subsisting and have been complied with;

(j)	the power and authority of each of the parties to the Supplemental Indenture (other than the Australian Guarantor) to execute, and their due execution of, the Supplemental Indenture and that the Supplemental Indenture constitutes a legal, valid and binding obligation, enforceable in accordance with its terms, of each party to it under all laws other than, in the case of the Australian Guarantor, the Relevant Laws;

(k)	that the certificates and other documents to which we have referred in this opinion, including the certificate referred to in paragraph (b) of Schedule 1 (and the factual statements in such certificates or documents) remain accurate and that there have been no variations to any such certificates or documents;

(l)	that each resolution described in the extracts of resolutions referred to in paragraph (b) of Schedule 1 above was duly passed by the director of the Australian Guarantor and nothing has occurred which would bring into doubt the validity of any resolution for any reason, including as a result of any breach of director’s duties, lack of quorum or for any other reason;

(m)	that no party has contravened or will contravene section 260A or Chapter 2E of the Corporations Act by entering into the Supplemental Indenture or by giving effect to a transaction in connection with the Supplemental Indenture;

(n)	that if an obligation under the Supplemental Indenture is required to be performed in any jurisdiction other than a Relevant Jurisdiction, the performance of that obligation will not be illegal or unenforceable under the laws of that jurisdiction;

(o)	that no party to the Supplemental Indenture has engaged or will engage in fraud, misleading, deceptive or unconscionable conduct, the Supplemental Indenture represents the intention of the parties to it and no party has been or will be involved in or a party to any activity or transaction not evident on the face of the Supplemental Indenture which might render the Supplemental Indenture or any related transaction or activity in breach of law, void, voidable or unenforceable;

(p)	that no party to the Supplemental Indenture (other than the Australian Guarantor) has repudiated its obligations under the Supplemental Indenture or purported to do so, no party to the Supplemental Indenture has accepted the repudiation or termination by any other party of that party's obligations under the Supplemental Indenture and that the Supplemental Indenture has not been amended, supplemented, released, discharged or terminated since the time of its execution;

(q)	the Australian Guarantor does not enter into the Supplemental Indenture as the trustee of a trust or partner of a partnership;

(r)	no party to the Supplemental Indenture is a “retail client” as defined in the Corporations Act in respect of the provision of any financial service to that party under the Supplemental Indenture and each party who carries on a financial services business in Australia and who provides financial services in connection with the Supplemental Indenture either:

(i)	holds an Australian financial services licence under the Corporations Act covering the provision of those services and is complying with that licence; or

(ii)	is exempted from holding such a licence under the Corporations Act;

(s)	the Code of Banking Practice does not apply to the Supplemental Indenture; and

(t)	each supplemental indenture referred to in the definition of Indenture in this opinion is, other than with respect to the parties, in substantially the same form as the Supplemental Indenture.

We have assumed that any law other than a Relevant Law which may apply with respect to the transactions and matters contemplated by the Supplemental Indenture would not affect any of the conclusions stated in this opinion and we express no opinion on the law of any jurisdiction other than the Relevant Jurisdictions. We express no opinion on any pending legislative change in any Relevant Jurisdiction or any pending decision of a court in any Relevant Jurisdiction. We express no opinion as to matters of fact.

We have not taken any action to verify any of the assumptions above other than conducting the ASIC Search. However, the Allen & Overy partner and lawyer in our Australian offices primarily responsible for this matter (namely Angela Flannery and Xi Yang) have no actual knowledge that these assumptions are incorrect.

2.	QUALIFICATIONS

This opinion is subject to the following qualifications:

(a)	This opinion is subject to all insolvency, bankruptcy, liquidation, receivership, administration, moratorium, reorganisation and other laws affecting the rights of creditors (including secured creditors) generally.

(b)	We express no opinion as to the exact interpretation which would be placed on any particular wording in the Supplemental Indenture by a court of a Relevant Jurisdiction, provided this does not affect our opinion in paragraph 2(c).

(c)	Clauses providing for interest to be paid on overdue amounts may amount, at least in part, to a penalty under the laws of the Relevant Jurisdictions and may not be enforceable.

(d)	A court of a Relevant Jurisdiction may stay proceedings if concurrent proceedings are being brought elsewhere.

(e)	There could be circumstances in which a court of a Relevant Jurisdiction would not treat as conclusive those certificates, calculations and determinations which the Supplemental Indenture state are to be so treated.

(f)	The effectiveness of terms exculpating a party from a liability or duty otherwise owed (including liability arising out of the non-payment of stamp duty) is limited by law.

(g)	Any clause or term of the Supplemental Indenture which purports to sever a provision of the Supplemental Indenture may not be effective as a court of a Relevant Jurisdiction may determine itself whether any provision is severable.

(h)	A court of a Relevant Jurisdiction may, in its discretion, determine the enforceability of:

(i)	a provision requiring written waivers and amendments (to the exclusion of oral waivers and amendments, or amendments and waivers effected in another way, including by conduct); or

(ii)	any obligation to negotiate in good faith.

(i)	The use of the term “enforceable” in relation to a document means that document is of a type and form ordinarily enforced by the courts of the Relevant Jurisdictions. It does not mean that each obligation will be enforced in accordance with its terms. Certain rights and obligations may be qualified by the non-conclusivity of certificates, doctrines of good faith and fair conduct, statutory prohibitions of misleading, deceptive or unconscionable conduct and other matters.

(j)	Equitable remedies such as specific performance or the issue of an injunction are available only at the discretion of the court. Specific performance is not usually granted, and an injunction is not usually issued, where damages would be an adequate alternative.

(k)	Enforcement in a court of a Relevant Jurisdiction of the Supplemental Indenture is also subject to:

(i)	claims becoming barred under statutes imposing limited periods within which proceedings may be brought;

(ii)	the general common law doctrines of estoppel in relation to representations, acts or omissions of creditors and of frustration;

(iii)	defences of set-off, abatement and counterclaim; and

(iv)	the requirement that any discretion be exercised reasonably and that any determination of a matter in a party’s opinion be based on reasonable grounds.

(l)	We express no opinion as to any provision of the Supplemental Indenture to the extent it purports to declare or impose a trust in respect of any payments or assets received by any person.

(m)	We express no opinion as to whether a monetary judgment would be given in a court of a Relevant Jurisdiction in a currency other than Australian dollars or the enforceability of any currency indemnity.

(n)	A court of a Relevant Jurisdiction will not give effect to a choice of law in the Supplemental Indenture if it would be contrary to public policy to do so.

(o)	The courts of the Relevant Jurisdictions do not necessarily give full effect to an indemnity for legal costs or the costs of litigation and may award costs, even as against a successful party.

(p)	Laws and regulations in Australia prohibit or restrict dealings with the assets of persons and entities considered to be associated with terrorism and any transactions with, or on behalf of, those persons and entities and restrict certain payments to, or transactions in relation to, a person or entity against whom the Commonwealth of Australia has imposed economic, political or other international sanctions.

(q)	We express no opinion as to the accuracy or relevance of any representation, warranty or other statement in the Supplemental Indenture.

(r)	The Commissioner of Taxation has power to require a deduction from any payment to any party under the Supplemental Indenture of an amount in respect of that party’s Australian tax related liabilities. In addition, withholding tax may be withheld from payments to non-Australian residents or residents carrying on a business on, at or through a permanent establishment outside Australia or that do not provide a tax file number or Australian Business Number, in any case, under the Supplemental Indenture.

(s)	We express no opinion as to whether goods and services tax is payable in connection with the Supplemental Indenture or whether any tax is required to be withheld, deducted or paid by any party to the Supplemental Indenture.

(t)	An undertaking to assume liability for, or to provide an indemnity in respect of a breach of law or other matter may not be enforceable if enforcement would be contrary to public policy.

(u)	The courts of the Relevant Jurisdictions have a discretion to refuse to exercise jurisdiction in certain circumstances, including where the court determines that there is a more appropriate forum or that any orders it makes may not be effective.